希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L319-07c
Your Ref :

07027926

2 November 2007

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

SUPPL

Dear Sirs,

Hysan Development Company Limited (the "Company"), Exemption No. 82-1617
- Continuing Connected Transaction – Extension of Existing Lease
- Repurchases of the Company's Securities

We, a company incorporated in Hong Kong, furnish a copy of each of the following documents dated 1 November 2007 regarding the subject matters for your records:-

1. a full announcement regarding continuing connected transaction – extension of existing lease published on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk and on the website of the Company at www.hysan.com.hk (the "Websites");

2. a notification announcement published in the newspapers notifying the publication of the announcement as mentioned in item 1 above; and

3. Form G – Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited published on the Websites.

PROCESSED
NOV 19 2007
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

11/15

Enc.

TW/PL

Hysan 希慎

Hysan Development Company Limited
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)
(Stock Code：00014)

Continuing Connected Transaction
Extension of Existing Lease

Reference is made to the announcements of the Company dated 9 November 2005 and 20 March 2007 in respect of a lease arrangement for Penthouse 01 on the 36th and 37th Floors, Bamboo Grove, and Carparking Space No. 173, No. 74 Kennedy Road, Hong Kong (the "Existing Lease") between Kwong Wan Realty Limited ("Kwong Wan"), a wholly-owned subsidiary of Hysan Development Company Limited ("Hysan" or the "Company", Hysan and its subsidiaries are referred to as "Hysan Group"), and Lee Hysan Estate Company, Limited ("Lee Hysan Estate") for the term of two years commencing from 1 November 2005. Lee Hysan Estate is a substantial shareholder holding approximately 41.73% of issued share capital of the Company, and hence a connected person of the Company under the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

On 1 November2007, Kwong Wan and Lee Hysan Estate entered into an agreement for extension of the Existing Lease (the "Extension Agreement") whereby Kwong Wan agreed to extend the term of the Existing Lease (expired on 31 October 2007) for a further period of two months commencing from 1 November 2007 and expiring on 31 December 2007 (the Extension Agreement and the Existing Lease are referred to as the "Whole Lease").

As each of the percentage ratios (other than the profit ratio) in respect of the Whole Lease and other subsisting leases between Hysan Group (on one hand) and Lee Hysan Estate and its associates (on the other hand) on an annual aggregated basis is less than 2.5%, the transaction continues to be subject only to the announcement, reporting and annual review requirements set out in Rules 14A.37 to 14A.40 and Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

DETAILS OF THE TRANSACTION

Extension Agreement

Date	:	1 November 2007
Parties	:	Kwong Wan as landlord and Lee Hysan Estate as tenant

Premises	:	Penthouse 01 on the 36th and 37th Floors, Bamboo Grove, and Carparking Space No. 173, No. 74 Kennedy Road, Hong Kong
Terms	:	2 months commencing from 1 November 2007
Expiry date	:	31 December 2007
Rental	:	HK$214,800 per month (exclusive of management fee and Government rates) *(Note)*
Management fee	:	HK$19,390 per month (subject to revision by Kwong Wan from time to time)

Note:-

The monthly rental will be revised from HK$202,800 to HK$214,800 with effect from 1 November 2007 while the management fee will remain unchanged. The annual consideration based on the rental and management fee for the financial year of 2007 in relation to the Whole Lease is HK$2,690,280.

The annual consideration receivable under the Whole Lease includes the rental and management fee but exclusive of Government rates, to be paid in cash in advance on a monthly basis. The rental specified in the Extension Agreement was determined on an arm's length basis having taken into account of rental rates achieved in concluded leases with independent third parties on similar premises and enquiries with property agents and the management fee was determined in accordance with on-going Hysan rates generally applicable to its portfolio.

REASONS FOR THE TRANSACTION AND REVISED ANNUAL CAP

The Whole Lease was entered into by Hysan Group in the ordinary course of its business of leasing and in line with Hysan Group's corporate strategy of maximising its properties' cashflow and value.

The amounts received and receivable pursuant to the Existing Lease from the beginning of 2007 up to the date of this announcement have not exceeded the existing maximum annual cap (HK$2,500,000). Following the entering into the Extension Agreement, the aggregate annual value receivable under the Whole Lease will be increased for the financial year ending 31 December 2007 and the Company has resolved to revise the annual cap of the Whole Lease to HK$2,700,000 to comply with disclosure requirements of the Listing Rules.

In arriving at the revised annual cap, the historic increment rates and possible changes in maintenance and management costs estimating any further adjustment of the management fees have been taken into account.

The directors of the Company (the "Directors") (including independent non-executive Directors) are of the view that, notwithstanding the entering into the Extension Agreement, the Whole Lease and the terms therein are on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that it was entered in the ordinary and usual course of business of Hysan Group after due negotiations and on arm's length basis with reference to the prevailing market conditions. The Directors (including Independent non-executive Directors) also believe that the revised annual cap is fair and reasonable.

APPENDIX 5

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: 1 November 2007

Dear Sir,

Name of Company: Hysan Development Company Limited

Description of Securities: Ordinary shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
1 November 2007	**542,000**	**On the Exchange**	**23.00**	**22.75**	**12,404,450.00**
Total	**542,000**				**12,404,450.00**

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 24,233,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{issued share capital}}\right)$$ 2.29634 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 4 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,
Wendy W.Y. Yung
Company Secretary
Hysan Development Company Limited

END